Filed Pursuant to Rule 253(g)(2)

File No. 024-11594

NUTRANOMICS, INC.

SUPPLEMENT NO. 2 DATED APRIL 8, 2022

TO THE OFFERING CIRCULAR DATED SEPTEMBER 28, 2021

This document supplements, and should be read in conjunction with, the Offering Circular of NutraNomics, Inc., a Wyoming corporation (the "Company", "we", "our", or "us") dated September 28, 2021 and filed by us with the Securities and Exchange Commission (the "Commission") on September 28, 2021.  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the fact that, in addition to the jurisdictions listed in Part 1 of the Form 1-A, the Company may issue shares to investors located in Bermuda. All other aspects of the Offering as qualified by the SEC remain unchanged.

SEC Disclaimer

The Offering Circular has been filed with the Commission. The Commission has qualified that Offering Circular, which only means that the Company may make sales of the securities described by that Offering Circular. It does not mean that the Commission has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the Offering Circular. You should read the Offering Circular and all corresponding supplements and/or amendments before making any investment.

SIGNATURES

This Offering Circular Supplement is submitted pursuant to Rule 253(g)(2) on behalf of the Company by the undersigned, thereunto duly authorized, on APRIL 8, 2022.

NutraNomics, Inc.
By:	/s/ Jonathan Bishop
Jonathan Bishop
Principal Executive Officer and Director